Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Receives Draft NRC License for Lost Creek ISR Project

Littleton, Colorado (Marketwire – January 12, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that the United States Nuclear Regulatory Commission (NRC) has issued the draft Source and Byproduct Materials License Number SUA-1598 for its Lost Creek in-situ recovery project located in Sweetwater County, Wyoming.  Issuance of this document is a milestone in obtaining the final NRC Source Materials License and is an indication that the licensing action is nearing completion.

In accordance with standard NRC practice, the Company has been granted a brief amount of time to review the Draft License and supply suggested changes to the NRC prior to the document becoming final.  The NRC also continues its work towards issuance of the final Supplemental Environmental Impact Statement.  The Company anticipates the NRC will issue the final Safety Evaluation Report with the final License.  The issuance of the final License will conclude the NRC’s review and licensing process.

Wayne Heili, President of the Company’s subsidiary Lost Creek ISR, LLC, stated “We are very pleased that the NRC has reached a decision to move forward with the issuance of the Draft License based on their exhaustive safety and technical review of the license application.  The NRC’s decision demonstrates that the Lost Creek Project is technically sound, protective of the environment, and that the NRC licensing process is nearing conclusion.”

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; and the sustainability and timeline of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.